May 18, 2007

Christina Chalk
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Amrecorp Realty Fund II, Schedule TO-T filed April 23, 2007 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-54793

Dear Ms. Chalk:

Thank you for your letter dated May 14, 2007 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

      1. We disagree that 3 offers by Everest affiliates over 5 years, 4 offers by MPF affiliates over 9 years, and 0 offers by Anise is a "series of prior tender offers ... at successively higher prices." Nor do we think this is in any way material to whether or not a unit holder might choose to sell in this offer. The Staff's previous guidance on limited partnership tender offers does not even request such disclosure. Release 34-43069, dated July 24, 2000 states that "The bidder should disclose the prices at which recent sales have been made, to the extent known or reasonably available, even when there is no established market." (Section III.B.1, emphasis added). We have disclosed the tender offer by MPF and its affiliates from 2006, but all the other offers were at least 2 1/2 years prior to this offer, which is by no means "recent."

      2. The Staff's question of what offer condition or other authority permits withdrawal of the bidder might be appropriate if the Offer were terminated or withdrawn in its entirety, but given that the removal of Equity Resources from the bidding group has not eliminated or altered the opportunity to tender, the question does not seem appropriate. Nonetheless, the Offer states, in several places, "The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time ... to amend the Offer in any respect prior to the Expiration Date." We have amended the Offer to remove Equity Resources as a bidder.

      3. We disagree that the withdrawal of one bidder is material. Unit holders considering whether or not to sell their Units may still sell their Units; the withdrawal of Equity Resources does not hamper their ability to sell their Units.

            Further, we disclosed the withdrawal on Amendment No. 1 to Schedule TO filed May 11, 2007 by stating that "The Offer is hereby amended in the following respects: EQUITY RESOURCE FRANKLIN FUND, LLC has withdrawn from the Offer. The other Purchasers are continuing the Offer on the same terms and conditions, and will allocate tendered Units equally among the three Purchasers." Furthermore, the letter sent to limited partners, which was filed with the Amendment No. 2 filed May 11, 2007, was signed by the remaining bidders, not including Equity Resources, and the revised Letter of Transmittal omitted Equity

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May 17, 2007
Page 2 of 2

            Resources as a Purchaser. Furthermore, this information has been posted to our website and on EDGAR, to which limited partners were directed in our Offer to Purchase.

            The fact  that  Equity  Resources  dropped  out as a  bidder  is not material to security holders because, under the terms of the original offer, no security holder ever knew who would end up acquiring its units if it tendered; each bidder disclosed in
            Schedule 1 that it was jointly and severally liable for purchasing the tendered units and that each bidder had sufficient funds to acquire all such units. Otherwise, nothing about Equity Resources dropping out changed the terms of the offer itself, changed any information concerning the Partnership or its securities, or changed the purpose of the offer or the plans of the remaining bidders. We cannot conceive of a reason for a tendering security holder to re-evaluate their decision to sell upon learning that their units would be bought by either Everest or MPF or Anise, but not Equity Resources. Likewise, we cannot conceive of a reason for a non-tendering security holder to re-evaluate their decision to hold upon learning that Equity Resources was no longer part of the bidder group.

      4. The reference to not needing to provide responsive information was only regarding the prior tender offers. The other responses were made on behalf of all bidders. The plans disclosed were also on behalf of all previous bidders. Equity Resources does not have any such plans. Thus, there is no material change to this disclosure.

      5.    We understand the Staff's position.

      6. We did not obtain a list of limited partners pursuant to Rule 14d-5, but pursuant to a request made to the Partnership under the limited partnership agreement.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com